[A. H. Belo Corporation Letterhead]

September 16, 2020

VIA EDGAR and Overnight Delivery

Ms. SiSi Cheng Mr. John Cash

Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing

100 F Street N.E. Washington, D.C. 20549

Re:     A. H. Belo Corporation

Form 10-K For the Year Ended December 31, 2019

Filed May 8, 2020

Form 8-K Filed May 8, 2020

File No. 001-33741

Dear Ms. Cheng and Mr. Cash:

A. H. Belo Corporation (the “Company”) has received your letter dated September 3, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the above-referenced filings of the Company. The following is the Company’s response to the SEC Staff’s comment in the September 3 letter. For ease of reference, we have included the Staff’s comment in its entirety in bold and italicized text preceding our response.

Form 8-K Filed May 8, 2020

Exhibit 99.1

General

1.

We note your discussion of adjusted operating loss on page 1 of your fourth quarter 2019 earnings release. Please revise to discuss the most directly comparable GAAP measure (i.e., operating income or loss) with equal or greater prominence to avoid placing undue prominence on the Non-GAAP measures. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations. The same comment applies to your first and second quarter 2020 earnings releases.

The Company acknowledges the Staff’s comment.  The Company will,  in future filings related to financial results and the presentation of financial information, present the most directly comparable GAAP measure with equal or greater prominence relative to Non-GAAP measures.   Specifically, the Company will include, with equal or greater prominence, GAAP operating income or loss as the most directly comparable GAAP measure to the Non-GAAP measure of adjusted operating income or loss. Based on the comment received, we have included an example of the enhanced GAAP disclosure.  See Attachment I.

If you have further questions or comments, please feel free to contact me at 214-977-8869.

Sincerely,

A. H. BELO CORPORATION

By:	/s/ Katy Murray
Katy Murray
Executive Vice President/Chief Financial Officer

Attachment I

Example of GAAP Operating Income or Loss Disclosure for Future Filings

In order to ensure an equal or greater prominence on GAAP operating income or loss, the following represents an example of the revisions that will be reflected in future filings using data from the Company’s Form 10-K as of December 31, 2019.

A. H. Belo Corporation Announces Filing of Its 2019 Form 10-K and Schedules Investor Call

A. H. Belo Corporation (NYSE: AHC) announced today that its annual report on Form 10-K for the fiscal year ended December 31, 2019 has been filed with the Securities and Exchange Commission. For the full year 2019, the Company reported net income of $9.3 million, or $0.43 per fully diluted share, and operating income of $9.5 million.  For the full year 2018, the Company reported a net loss of $25.2 million, or $(1.17) per share, and an operating loss of $26.8 million.  The 2019 income was driven by the sale of real estate previously used as the Company’s headquarters for a pretax gain of $25.9 million, while the 2018 loss was driven by a non-cash asset impairment charge of $16.9 million.

For 2019, on a non-GAAP basis, A. H. Belo reported an operating loss adjusted for certain items (“adjusted operating income or loss”) of $2.1 million, a decline of $3.7 million when compared to adjusted operating income of $1.6 million reported in 2018.